DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02013019

NO ACT
P.E 12-24-01
8-53484

PROCESSED
FEB 06 2002
THOMSON FINANCIAL P

January 23, 2002

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	February 6, 2002

Mr. Gerard J. Hallman, President
Oakwood Financial Corp.
1550 Pond Road
Allentown, PA 18104

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Hallman:

We have received your letter, dated December 24, 2001, in which you request on behalf of Oakwood Financial Corp. (the "Firm") relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ended December 31, 2001.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on December 21, 2001. The Firm is required, under paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year, unless the Firm's designated examining authority approves a change. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2001. Because the Firm's registration with the Commission became effective on December 21, 2001, you have requested an exemption from filing annual audit reports for the year ended December 31, 2001.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2001. The annual report for the year ending December 31, 2002, however, must cover the entire period from December 21, 2001, the effective date of the Firm's registration with the Commission.

CRGA

This letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described in this letter. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Matthew B. Comstock
Attorney

cc: Susan DeMando, NASD Regulation, Inc.

Matt

Oakwood financial

To: Michael Maccarolli
CC:
From: Jerry Hallman
Date: 1/14/02
Re:

This letter was mailed on Dec 24, 2001 with a copy to Matthew Tierney at the NASD District 9. I understand that some of your mail from December is only now getting to you. I am faxing this to you in case you have not received the original.

Oakwood financial

1550 Pond Road
Allentown, PA 18104
Phone: 610-973-2550
Fax: 610-973-2573

December 24, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Oakwood Financial, CRD #: 115372, SEC # 8-53484

Dear Sir or Madam:

Oakwood Financial Corp. which became a member of the National Association of Securities Dealers on December 21, 2001 requests a waiver from the requirements of SEC Rule 17a-5(d) for our fiscal year-end December 31, 2001.

Oakwood Financial Corp. has complied with the requirements of SEC Rule 17a-5(f)(2). We have computed our Net Capital and Net Capital Requirement under SEC Rule 15c3-1 to be and as of November 30, 2001.

Oakwood Financial Corp. has at all times been in compliance with the exemption requirements stated in SEC Rule 15c3-3(k)(2)(ii).

Sincerely,

Gerard J. Hallman
President

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	5958
CONNECTION TEL	6105309974
CONNECTION ID	
ST. TIME	01/14 16:04
USAGE T	00'36
PGS.	2
RESULT	OK